SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                                 Form 10-K

(Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
          For Fiscal Year Ended December 31, 1995

                                     OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          Commission File Number:  1-4639

                               CTS CORPORATION
      (Exact name of registrant as specified in its charter)

           Indiana                            35-0225010
(State or other jurisdiction of         (IRS Employer Identifi-
incorporation or organization)          cation Number)

905 West Boulevard North, Elkhart, Indiana             46514
 (Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code:   219-293-7511

Securities registered pursuant to Section 12(b) of the Act:

                                        Name of Each Exchange
     Title of Each Class                 on Which Registered

Common stock, without par value         New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant has: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes    X             No

Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
                                                       X
There were 5,218,529 shares of Common Stock, without par value, outstanding on March 8, 1996.

The aggregate market value of the voting stock held by non-affiliates of CTS Corporation was approximately $99 million on March 8, 1996.


                    DOCUMENTS INCORPORATED BY REFERENCE


     (1) Portions of the CTS Corporation 1995 Annual Report for the fiscal year ended December 31, 1995, incorporated by reference in Part I and Part II.

     (2) Portions of the 1996 Proxy Statement for annual meeting of shareholders to be held on April 26, 1996, incorporated by reference in Part III.

     (3) Certain portions of the CTS Corporation Form 10-K for the 1987 fiscal year ended January 3, 1988, incorporated by reference in Part IV.

     (4) Certain portions of Registration Statement No. 33-27749, effective March 23, 1989, incorporated by reference in
          Part IV.

     (5) Certain portions of the 1989 Proxy Statement for annual meeting of shareholders held April 28, 1989, incorporated by reference in Part IV.

     (6) Certain portions of the CTS Corporation Form 10-K for the 1989 fiscal year ended December 31, 1989, incorporated by reference in Part IV.

     (7) Certain portions of the CTS Corporation Form 10-K for the 1991 fiscal year ended December 31, 1991, incorporated by reference in Part IV.

     (8) Certain portions of the CTS Corporation Form 10-K for the 1992 fiscal year ended December 31, 1992, incorporated by reference in Part IV.

     (9) Certain portions of the CTS Corporation Form 10-K for the 1994 fiscal year ended December 31, 1994, incorporated by reference in Part IV.


                     EXHIBIT INDEX -- PAGES 17 AND 18


                                  Part I


Item 1.   Business

             INTRODUCTION AND GENERAL DEVELOPMENT OF BUSINESS

The registrant, CTS Corporation (CTS or Company), is an Indiana corporation incorporated in 1929 as a successor to a company started in 1896. CTS' principal executive offices are located at 905 West Boulevard North, Elkhart, Indiana, 46514, telephone number
(219) 293-7511.

CTS designs, manufactures and sells electronic components. The engineering and manufacturing of CTS products is performed at 16 facilities worldwide. CTS products are sold through sales engineers, sales representatives, agents and distributors.

In March 1987, a settlement was announced between CTS and Dynamics Corporation of America (DCA), terminating the sale process of the Company and resolving all disputes between CTS and DCA. Subsequently, the United States Supreme Court held that the Control Share Acquisition Chapter of the Indiana Business Corporation Law was constitutional. As a result of the Court's decision, the issue of voting rights of 1,020,000 shares of CTS common stock acquired by DCA in 1986 was submitted to a vote of CTS shareholders at the 1987 annual meeting. The affirmative vote of the majority of all shares eligible to vote was necessary to grant voting rights. DCA was not eligible to vote on the issue. The shareholders voted not to grant voting rights to DCA on these shares. The Court's decision did not have an impact on the voting rights in additional shares of CTS common stock previously or subsequently acquired by DCA. In May 1988, the settlement agreement expired pursuant to its terms. At the end of 1995, DCA owned 2,303,100 shares (44.1%) of CTS common stock, including the 1,020,000 shares without voting rights.

In January 1990, the Company formally announced the closing of its Switch Division located in Paso Robles, California. The Paso Robles manufacturing operations were relocated to the Company's facilities in Taiwan and Bentonville, Arkansas. During 1992, the Company completed the sale of the Paso Robles manufacturing plant and most of the associated real estate for $1.9 million. A pretax-tax gain of $0.9 million was realized from the sale. The manufacturing operations for certain variable resistor and selector switch products, which formerly were performed in Elkhart, Indiana, were also transferred to Bentonville in 1990, to take advantage of any efficiencies to be gained in consolidating such operations in Bentonville. The buildings located in Elkhart which housed the plastics molding and element production were vacated, with these manufacturing operations being consolidated into the main Elkhart plant.

CTS announced in July 1990 that its facility near Glasgow, Scotland, would be expanded in order to manufacture and sell additional electronic products in Europe. The total capital investment has been approximately $12 million as of December 31, 1995. Automotive throttle position sensors and precision and clock oscillators were added to the product lines already manufactured in Scotland. The decision to expand the Scottish facility was based on several factors, including the excellent business climate and skills base in Scotland and the anticipated full participation of the United Kingdom in the European Economic Community. The expansion of the Scotland facility represents a major effort by CTS to serve the large and rapidly growing European market on a direct basis.

In November 1991, construction was completed on a 53,000 square foot manufacturing facility in Bangkok, Thailand. During 1992, the Company idled operations at this facility. During 1994, a three-year lease was finalized with an international computer peripheral manufacturer for this property. The annual rental amount is approximately U.S. $355,000.

Also during 1991, the Company significantly reduced the operating activities at its Brownsville, Texas, facility and plans to sell this property. A portion of the Brownsville facility is currently under a leasing arrangement which expires in 1999, at an annual rental amount of approximately $60,000.

The manufacturing space owned by CTS in Hong Kong, which consisted of two floors in a multi-story building, was sold in March 1991. One floor was leased back by CTS for the continuation of its manufacturing operations in Hong Kong. During 1992, the Company terminated this lease and discontinued its manufacturing operations in Hong Kong. However, the Company maintains a sales office in Hong Kong.

During 1994, the Company purchased the assets of AT&T Microelectronics' light emitting diode based optic data link products business. The transaction also included sales contracts, backlog, intellectual property, trademarks, and the design and manufacturing technology. These products are manufactured in the Microelectronics West Lafayette, Indiana, facility.

The manufacturing space owned by CTS in Singapore consists of four floors in a multi-story building. The current manufacturing requirements require three of the four floors, leaving one level available for lease. During 1995, a lease for an initial term of two years with a two-year renewal option was finalized with an international semiconductor manufacturer for one floor of the Singapore facility. The annual rental amount is approximately U.S. $800,000.

                FINANCIAL INFORMATION ON INDUSTRY SEGMENTS

All of the Company's products are considered one industry segment. Sales to unaffiliated customers, operating profit and identifiable assets, by geographic area, are contained in "Note H - Business Segment and Non-U.S. Operations," pages 22-23, of the CTS Corporation 1995 Annual Report, and is incorporated herein by reference.


                  PRINCIPAL BUSINESS AND PRODUCTS OF CTS

CTS is primarily in the business of developing, manufacturing and selling a broad line of electronic components principally serving the electronic needs of original equipment manufacturers (OEMs).

The Company sells classes of similar products consisting of the following:

     Automotive control devices    Insulated metal circuits
     Interconnect products         Loudspeakers
     Fiber-optic transceivers      Programmable switches
     Frequency control devices     Resistor networks
     Hybrid microcircuits          Selector switches
     Industrial electronics        Variable resistors

Most products within these product classes are manufactured by CTS from purchased raw materials or subassemblies. Some products sold by CTS are purchased and resold under the Company's name.

During the past three years, five classes of similar product lines accounted for 10% or more of consolidated revenue during one or more years, as follows:

                                 Percent of Consolidated Revenue
Class of Similar Products          1995      1994     1993

Automotive control devices          29        30        26
Frequency control devices           16        15        15
Interconnect products               14        17        14
Resistor networks                   12        11        14
Hybrid microcircuits                 8        10        14
Other                               21        17        17

Total                              100%      100%      100%


                                  MARKETS

CTS estimates that its products have been sold in the following electronics OEM and distribution markets and in the following percentages during the preceding three fiscal years:


                                 Percent of Consolidated Revenue
Markets                            1995      1994      1993

Automotive                          36        38        32
Data Processing                     19        17        22
Communications Equipment            18        17        17
Instruments and Controls            10         9         9
Defense and Aerospace                8        11        12
Distribution                         6         5         4
Consumer Electronics                 3         3         4

   Total                           100%      100%      100%

Products for the automotive market include throttle position sensors, switch assemblies for operator interface, exhaust gas recirculation subsystems, variable resistors and switches for automotive entertainment systems and other applications, and loudspeakers.

Products for the data processing market include resistor networks, frequency control devices, programmable switches, fiber-optic transceivers and hybrid microcircuits. Products for this market are principally used in computers and computer peripheral equipment.

In the communications equipment market, CTS products include frequency control devices, hybrid microcircuits, fiber-optic transceivers, switches and resistor networks. Products for this market are principally used in telephone equipment and in telephone switching systems.

Products for the instruments and controls market include hybrid microcircuits, variable resistors and switches. Principal end uses are medical electronic devices and electronic testing, measuring and servicing instruments.

CTS products for the defense and aerospace market, usually procured through government contractors or subcontractors, are electronic connectors, hybrid microcircuits, backpanels, frequency control devices and programmable key storage devices.

In the distribution market, CTS' primary products include program-

mable switches, resistor networks and frequency control devices.
In this market, standard CTS products are sold for a wide variety of applications.

Products for the consumer electronics market, primarily variable resistors and switches, are principally used in home entertainment equipment and appliances.


                        MARKETING AND DISTRIBUTION

Sales of CTS electronic components to original equipment manufacturers are principally by CTS sales engineers and manufacturers' representatives. CTS maintains sales offices in Elkhart, Indiana; Detroit, Michigan; and in the United Kingdom, Hong Kong, Taiwan and Japan. Various regions of the United States are serviced by sales engineers working out of their homes. The sale of electronic components is relatively integrated such that most of the product lines of CTS are sold through the same field sales force. Approximately 39% of net sales in 1995 were attributable to coverage by CTS sales engineers.

Generally, CTS sales engineers service the Company's largest customers with application specific products. CTS sales engineers work closely with major customers in determining customer require-

ments and in designing CTS products to be provided to such customers.

CTS uses the services of independent sales representatives and distributors in the United States and other countries for customers not serviced by CTS sales engineers. Sales representatives receive commissions from CTS. During 1995, about 55% of net sales were at-

tributable to coverage by sales representatives. Independent distributors purchase products from CTS for resale to customers.
In 1995, independent distributors accounted for about 6% of net sales.

                               RAW MATERIALS

Generally, CTS' major raw materials are steel, copper, brass, certain precious metals, resistive and conductive inks, passive components and semiconductors, used in several CTS products; ceramic materials used particularly in resistor networks and hybrid microcircuits; synthetic quartz used in frequency control devices; and laminate material used in printed circuit boards. These raw materials are purchased from several vendors, and except for certain semiconductors, CTS does not believe that it is dependent on one or on a very few vendors. In 1995, all of these materials were available in adequate quantities to meet CTS' production demands.

The Company does not presently anticipate any raw material short-

ages which would significantly affect production. However, the lead times between the placement of orders for certain raw mater-

ials and actual delivery to CTS may vary significantly, and the Company may from time to time be required to order raw materials in quantities and at prices less than optimal to compensate for the variability of lead times for delivery.

Precious metals prices have a significant effect on the manufactur-

ing cost and selling prices of many CTS products, particularly some programmable switches, electronic connectors and resistor networks. CTS has continuing programs to reduce the precious metals content of several products, when consistent with customer specifications.




                              WORKING CAPITAL

CTS does not usually buy inventories or manufacture products without actual or reasonably anticipated customer orders, except for some standard, off-the-shelf distributor products. The Company is not generally required to carry significant amounts of inven-

tories to meet rapid delivery requirements because most customer orders are for custom products. CTS has entered into "just-in-time" arrangements with certain major customers in order to meet customers' just-in-time delivery needs.

CTS carries raw materials, including certain semiconductors, and certain work-in-process and finished goods inventories which are unique to a particular customer or to a small number of customers, and in the event of reductions in or cancellations of orders, some inventories are not useable or cannot be returned to vendors for credit. CTS generally imposes charges for the reduction or cancellation of orders by customers, and these charges are usually sufficient to cover the financial exposure of CTS to inventories which are unique to a customer. CTS does not customarily grant special return privileges or payment privileges to customers, although CTS' distributor program permits certain returns. CTS' working capital requirements are generally cyclical but not seasonal.

Working capital requirements are generally dependent on the overall business level. During 1995, working capital increased significantly to $75.2 million, as receivables increased in response to the greater sales. Cash represents a significant part of the Company's working capital. Cash of various non-U.S.
subsidiaries was held in U.S.-denominated cash equivalents at December 31, 1995. The cash, other than approximately $4.6 million, is generally available to the parent Company.


                     PATENTS, TRADEMARKS AND LICENSES

CTS maintains a program of obtaining and protecting U.S. and non-
U.S. patents and trademarks. CTS believes that the success of its business is not materially dependent on the existence or duration of any patent, group of patents or trademarks.

CTS licenses the manufacture of several electronic products to companies in the United States and non-U.S. countries. In 1995, license and royalty income was less than 1% of net sales. CTS believes that the success of its business is not materially dependent upon any licensing arrangement where CTS is either the licensor or licensee.


                              MAJOR CUSTOMERS

CTS' 15 largest customers represented about 61%, 62% and 62% of net sales in 1995, 1994 and 1993, respectively.

Of the net sales to unaffiliated customers, approximately $54.9 million, $49.4 million and $40.1 million were derived from sales to a major manufacturer of automobiles in 1995, 1994 and 1993, respectively. During 1993, $24.0 million was derived from sales to a major manufacturer of data processing equipment. However, during 1995 and 1994, sales to this customer amounted to $9.9 and $4.4 million, respectively. CTS is dependent upon these and other customers for a significant percentage of its sales and profits, and the loss of one or more of these customers or reduction of orders by one or more of these customers could have a materially adverse effect upon the Company.


                             BACKLOG OF ORDERS

Backlog of orders does not necessarily provide an accurate indica-

tion of present or future business levels for CTS. For many electronic products, the period between receipt of orders and delivery is relatively short. For large orders from major customers that may constitute backlog over an extended period of time, production scheduling and delivery are subject to change or cancellation by the customers on relatively short notice. At the end of 1995, the Company's backlog of orders was $85.3 million, compared with $82.7 million at the end of 1994. This increase was primarily attributable to increased demand from automotive and electronic connector customers.

The backlog of orders at the end of 1995 will generally be filled during the 1996 fiscal year.


                           GOVERNMENT CONTRACTS

CTS believes that about 8% of its net sales are associated with purchases by the U.S. Government or non-U.S. governments, principally for defense and aerospace applications. Because most CTS products procured through government contractors and subcontractors are for military end uses, the level of defense and aerospace market sales by CTS is dependent upon government budgeting and funding of programs utilizing electronic systems.

Almost all CTS sales involving government purchases are to primary government contractors or subcontractors. CTS is usually subject to contract provisions permitting termination of the contract, usually with penalties payable by the government; maintenance of specified accounting procedures; limitations on and renegotiations of profits; priority production scheduling; and possible penalties or fines against CTS for late delivery or substandard quality. Such contract provisions have not previously resulted in material uncertainties or disruptions for CTS.


                                COMPETITION

CTS competes with many domestic and non-U.S. manufacturers prin-

cipally on the basis of product features, price, engineering, quality, reliability, delivery and service. Most product lines of CTS encounter significant competition. The number of significant competitors varies from product line to product line. No single competitor competes with CTS in every product line, but many com-

petitors are larger and more diversified than CTS.  Some com-

petitors are divisions or affiliates of customers. CTS is subject to competitive risks inherent to the electronics industry such as shorter product life cycles and technical obsolescence.

Some customers have reduced or plan to reduce the number of suppliers while increasing the volume of purchases from independent suppliers. Most customers are demanding higher quality, reliability and delivery standards from CTS as well as competitors. These trends may create opportunities for CTS while also increasing the risk of loss of business to competitors.

The Company believes that it competes most successfully in custom products manufactured to meet specific applications of major original equipment manufacturers.

CTS believes that it has some advantages over certain competitors because of its ability to apply a broad range of technologies and materials capabilities to develop products for the special require-

ments of customers. CTS also believes that it has an advantage over some competitors in its capability to sell a broad range of products manufactured to relatively consistent standards of quality and delivery. CTS believes that the relative breadth of its product lines and relative consistency in quality and delivery across product lines is an advantage to CTS in selling products to customers.

CTS believes that it is one of the largest manufacturers of automotive throttle position sensors.


             FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC
                        OPERATIONS AND EXPORT SALES

Information about revenue from sales to unaffiliated customers, operating profit and identifiable assets, by geographic area, is contained in "Note H - Business Segment and Non-U.S. Operations," pages 22-23, of the CTS Corporation 1995 Annual Report, and is incorporated herein by reference.

In 1995, approximately 35% of net sales to unaffiliated customers, after eliminations, were attributable to non-U.S. operations. This represents an increase from 34% of net sales attributable to non-U.S. operations in 1994. About 32% of total CTS assets, after eliminations, are non-U.S. Except for cash and equivalents, a substantial portion of these assets cannot readily be liquidated. CTS believes that the business risks attendant to its present non-U.S. operations, though substantial, are normal risks for non-U.S. businesses, including expropriation, currency controls and changes in currency exchange rates and government regulations.


                    RESEARCH AND DEVELOPMENT ACTIVITIES

In 1995, 1994 and 1993, CTS spent $8.0, $6.2 and $5.7 million, respectively, for research and development. Most CTS research and development activities relate to new product and process develop-

ments or the improvement of product materials. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers.

During 1995, the Company did not enter into any new, significant product lines, but continued to introduce additional versions of existing products in response to present and future customer requirements.

                       ENVIRONMENTAL PROTECTION LAWS

In complying with federal, state and local environmental protection laws, CTS has modified certain manufacturing processes and expects to continue to make additional modifications. Such modifications that have been performed have not materially affected the capital expenditures, earnings or competitive position of CTS.

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following:
1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

There are claims against the Company with respect to environmental matters which the Company contests. In the opinion of management, based upon presently available information, either adequate provision for potential costs has been made, or the costs which ultimately might result will not materially affect the consolidated financial position or results of operations of the Company.


                                 EMPLOYEES

CTS employed an average of 4,007 persons during 1995. About 39% of these persons were employed outside the United States at the end of 1995. Approximately 361 employees in the United States were covered by collective bargaining agreements as of December 31, 1995. One of the two collective bargaining agreements covering these employees will expire in 1999. The other agreement will expire in 2000.


Item 2.   Properties

CTS operations or facilities are at the following locations. The owned properties are not subject to material liens or encumbrances.

Location

Elkhart, IN                        521,813   Owned     -
Berne, IN                          248,726   Owned     -
Singapore                          158,926   Owned*    -
Kaohsiung, Taiwan                  132,887   Owned*    -
Streetsville,
Ontario, Canada                    111,740   Owned     -
West Lafayette, IN                 105,983   Owned     -
Sandwich, IL                        94,173   Owned     -
Brownsville, TX                     84,679   Owned     -
Bentonville, AR                     72,000   Owned     -
Glasgow, Scotland                   75,000   Owned     -
New Hope, MN                        55,000   Leased    December
(Science Center Dr.)                                   1998
Bangkok, Thailand                   53,000   Owned     -
Matamoros, Mexico                   50,590   Owned*    -
Baldwin, WI                         39,050   Owned     -
Cokato, MN                          36,000   Owned     -
Burlington, WI                       5,000   Leased    April
                                                       1997

   TOTAL                         1,844,567

 * Buildings are located on land leased under renewable leases.

The Company is currently seeking to sell some, or all, of the Brownsville, Texas, manufacturing building. A portion of the Brownsville facility is currently under a leasing arrangement which expires in 1999. The annual rental income is approximately $60,000. Also, a portion of the New Hope, Minnesota, facility is currently under a sublease arrangement, which expires in 1998. The annual rental income is approximately $90,000.

The Company constructed the Bangkok, Thailand, facility during 1991. This facility was idled during 1992 and was idle for all of 1993. During 1994, the Company entered a three-year lease on this property at an annual rental amount of approximately U.S. $355,000.

The Company regularly assesses the adequacy of its manufacturing facilities for manufacturing capacity, available labor and location to the markets and major customers for the Company's products. CTS also reviews the operating costs of its facilities and may from time to time relocate facilities or certain manufacturing activities in order to achieve operating cost reductions and improved asset utilization and cash flow.


Item 3.   Legal Proceedings

Contested claims involving various matters, including environmental claims brought by government agencies, are being litigated by CTS, both in legal and administrative forums. In the opinion of management, based upon currently available information, adequate provision for potential costs has been made, or the costs which might ultimately result from such litigation or administrative proceedings will not materially affect the consolidated financial position of the Company or the results of operations.


Item 4.   Submission of Matters to a Vote of Security Holders

During the fourth quarter of 1995, no issue was submitted to a vote of CTS shareholders.


                                  PART II


Item 5.   Market for the Registrant's Common Equity and Related
          Shareholder Matters

The principal market for CTS common stock is the New York Stock Exchange. Information relative to the high and low trading prices for CTS Common Stock for each quarter of the past two years and the frequency and amount of dividends declared during the previous two years can be located in "Shareholder Information," page 10, of the CTS Corporation 1995 Annual Report, incorporated herein by reference. On March 8, 1996, there were approximately 1,042 holders of record of CTS common stock.

The Company intends to continue a policy of considering dividends on a quarterly basis. The declaration of a dividend and the amount of any such dividend are subject to earnings, anticipated working capital, capital expenditure and other investment requirements, the financial condition of CTS and such other factors as the Board of Directors deems relevant.


Item 6.   Selected Financial Data

A summary of selected financial data for CTS, for each of the previous five fiscal years, is contained in the "Five-Year
Summary," page 11, of the CTS Corporation 1995 Annual Report, incorporated herein by reference.

Certain divestitures and closures of businesses and certain accounting changes affect the comparability of information con-tained in the "Five-Year Summary."


Item 7.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations

Information about liquidity, capital resources and results of operations, for the three previous fiscal years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (1993-1995)," pages 25-27, of the CTS Corporation 1995 Annual Report, incorporated herein by reference.


Item 8.   Financial Statements and Supplementary Data

Consolidated financial statements, meeting the requirements of Regulation S-X, and the Report of Independent Accountants, are contained in pages 12-24 of the CTS Corporation 1995 Annual Report, incorporated herein by reference. Quarterly per share financial data is provided in "Shareholder Information," under the subheadings, "Quarterly Results of Operations" and "Per Share Data," on page 10 of the CTS Corporation 1995 Annual Report, and is incorporated herein by reference.


Item 9.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure

There were no disagreements.


                                 PART III


Item 10.   Directors and Executive Officers of the Registrant

Information responsive to Items 401(a) and 401(e) of Regulation S-K pertaining to directors of CTS is contained in the 1996 Proxy
Statement under the caption "Election of Directors," pages 5-6, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

Information responsive to Item 405 of Regulation S-K pertaining to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in the 1996 Proxy Statement under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934," page 6, filed with the Securities and Exchange Commission, and is incorporated herein by reference.

The individuals listed, except for Mr. Hannan, were elected as executive officers of CTS at the annual meeting of the Board of Directors on April 28, 1995, and are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled on April 26, 1996, at which time the election of officers will be considered again by the Board of Directors.



Name                     Age       Position and Offices

Joseph P. Walker         57        Director, Chairman,
                                   President and Chief
                                   Executive Officer
Philip T. Christ         64        Group Vice President
D. Richard Hannan        54        Group Vice President
Stanley J. Aris          55        Vice President Finance and
                                   Chief Financial Officer
Jeannine M. Davis        47        Vice President, Secretary
                                   and General Counsel
James L. Cummins         40        Vice President Human Resources
James N. Hufford         56        Vice President Research,
                                   Development and Engineering
Donald R. Schroeder      47        Vice President Sales and
                                   Marketing
George T. Newhart        53        Corporate Controller
Gary N. Hoipkemier       41        Treasurer

Joseph P. Walker has served as Chairman of the Board, President and Chief Executive Officer of CTS since 1988. Mr. Walker is a
Director of NBD Bank, N.A.

Philip T. Christ has served as Group Vice President since 1990.

D. Richard Hannan was elected Group Vice President on May 22, 1995. Prior to joining CTS, Mr. Hannan worked for two years as a business consultant. Prior to 1993, Mr. Hannan served as Vice President and General Manager of an operating unit of TRW, Inc.

Stanley J. Aris has served as Vice President, Finance and Chief
Financial Officer since May 18, 1992.  Prior to joining CTS, Mr.
Aris worked for two years as a business consultant.

Jeannine M. Davis has served as Vice President, General Counsel and Secretary since 1988.

James L. Cummins was elected Vice President Human Resources on February 25, 1994. Prior to this appointment, he served as Director, Human Resources, CTS Corporation from 1991-1994. From 1990-1991, Mr. Cummins served as Human Resources Director, CTS Corporation Electromechanical Group and in 1991 was appointed Assistant Human Resources Director, CTS Corporation.

James N. Hufford was elected Vice President Research, Development and Engineering on February 17, 1995. During the four years prior to this appointment, Mr. Hufford served as Manager and then
Director of Corporate Research, Development and Engineering for the
Corporation.

Donald R. Schroeder was elected Vice President Sales and Marketing on February 17, 1995. During the six years prior to this appointment, Mr. Schroeder served as Business Development Manager for innovative and new technology for the CTS Microelectronics business unit in West Lafayette, Indiana.

George T. Newhart has served as Corporate Controller since 1989.

Gary N. Hoipkemier has served as Treasurer since 1989.


Item 11.   Executive Compensation

Information responsive to Item 402 of Regulation S-K pertaining to management remuneration is contained in the 1996 Proxy Statement in the captions "Executive Compensation," pages 7-8 and "Director Compensation," page 14, filed with the Securities and Exchange Commission, and is incorporated herein by reference.


Item 12.   Security Ownership of Certain Beneficial Owners and
           Management

Information responsive to Item 403 of Regulation S-K pertaining to security ownership of certain beneficial owners and management is contained in the 1996 Proxy Statement in the caption "Securities Beneficially Owned by Principal Shareholders and Management," pages 3-5 filed with the Securities and Exchange Commission, and is incorporated herein by reference.


Item 13.   Certain Relationships and Related Transactions

Dynamics Corporation of America (DCA) owned 2,303,100 (44.1%) of the Company's outstanding common stock as of December 31, 1995.
CTS purchased products from DCA totaling about $143,000 in 1995, $233,000 in 1994 and $145,000 in 1993, principally consisting of certain component parts used by CTS in the manufacture of frequency
control devices.   CTS had minimal sales to DCA in 1995 and 1994,
and no sales in 1993.


                                  PART IV


Item 14.  Exhibits, Financial Statement Schedules and Reports on
          Form 8-K


(a) (1) and (2)

The list of financial statements and financial statement schedules required by Item 14 (a)(1) and (2) is contained on page S-1 herein.


(a)(3)   Exhibits

     (3)(a)    Articles of Incorporation, as amended April 16,
               1973, previously filed as exhibit (3)(a) to the Company's Form 10-K for 1987, and incorporated herein by reference.

     (3)(b) Bylaws, as amended and effective June 25, 1992, previously filed as exhibit (3)(b) to the Company's Form 10-K for 1992, and incorporated herein by reference.

     (10)(a) Employment agreement dated June 24, 1994, between CTS and Joseph P. Walker, previously filed as exhibit (10)(a) to the Company's Form 10-K for 1994, and incorporated herein by reference.

     (10)(b)   Prototype indemnification agreement, with
               Lawrence J. Ciancia, Patrick J. Dorme, Gerald H. Frieling, Jr., Andrew Lozyniak, Joseph P. Walker, Philip T. Christ, Stanley J. Aris, Jeannine M. Davis, James L. Cummins, George T. Newhart, Gary N. Hoipkemier, filed as exhibit (10)(b) to the Company's Form 10-K for 1991, and incorporated herein by reference.

     (10)(c)   CTS Corporation 1982 Stock Option Plan, as amended
               February 24, 1989, was previously filed as exhibit
               (10)(d) to the Company's Form 10-K for 1989, and is incorporated herein by reference.

     (10)(d) CTS Corporation 1986 Stock Option Plan, approved by the shareholders at the reconvened annual meeting on May 30, 1986. The CTS Corporation 1986 Stock Option Plan is contained in Exhibit 4 to Registration Statement No. 33-27749, effective March 23, 1989, and is incorporated herein by reference.

     (10)(e) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, as adopted by the CTS Board of Directors on December 16, 1988, and approved by shareholders at the 1989 annual meeting of - shareholders on April 28, 1989. The CTS Corporation 1988 Restricted Stock and Cash Bonus Plan is contained in Appendix A, pages 11-15, of the 1989 Proxy Statement for the annual meeting of shareholders held April 28, 1989, under the caption "CTS Corporation 1988 Restricted Stock and Cash Bonus Plan," previously filed with the Securities and Exchange Commission, and is incorporated herein by reference.

     (10)(f) CTS Corporation 1996 Stock Option Plan, subject to shareholder approval at the annual meeting of shareholders to be held on April 26, 1996, filed as exhibit (10)(f) to the Company's Form 10-K for 1995.

     (10)(g)   Prototype indemnification agreement, with James N.
               Hufford, Donald R. Schroeder and D. Richard Hannan, filed as exhibit (10)(g) to the Company's Form 10-K for 1995.

     (13)      CTS Corporation 1995 Annual Report.

     (21)      Subsidiaries of CTS Corporation.

     (23) Consent of Price Waterhouse to incorporation by reference of this Annual Report on Form 10-K for the fiscal year 1995 to Registration Statement 2-84230 on Form S-8 and Registration Statement 33-27749 on Form S-8.


     Indemnification Undertaking

     For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 2-84230 (filed June 13, 1983) and 33-27749 (filed
     March 23, 1989):

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  March 21, 1996              By  /S/ Stanley J. Aris
                                     Stanley J. Aris
                                     Vice President Finance
                                     and Chief Financial Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date     March 21, 1996            By  /S/ Lawrence J. Ciancia
                                     Lawrence J. Ciancia,
                                     Director

Date     March 21, 1996            By  /S/ Patrick J. Dorme
                                     Patrick J. Dorme,
                                     Director

Date     March 21, 1996            By  /S/ Gerald H. Frieling, Jr.
                                     Gerald H. Frieling, Jr.,
                                     Director

Date     March 21, 1996            By  /S/ Andrew Lozyniak
                                     Andrew Lozyniak,
                                     Director

Date     March 21, 1996            By  /S/ Joseph P. Walker
                                     Joseph P. Walker,
                                     Director

Date     March 21, 1996            By  /S/ George T. Newhart
                                     George T. Newhart,
                                     Corporate Controller
                                     and principal accounting
                                     officer

Date     March 21, 1996            By  /S/ Jeannine M. Davis
                                     Jeannine M. Davis,
                                     Vice President, Secretary
                                     and General Counsel

                       ANNUAL REPORT ON FORM 10-K

                   ITEM 14(a) (1) AND (2) AND ITEM 14(d)


      LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                       FINANCIAL STATEMENT SCHEDULES

                       YEAR ENDED DECEMBER 31, 1995


                     CTS CORPORATION AND SUBSIDIARIES

                             ELKHART, INDIANA



            FORM 10-K - ITEM 14(a) (1) AND (2) AND ITEM 14 (d)

                     CTS CORPORATION AND SUBSIDIARIES

      LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


The following consolidated financial statements of CTS Corporation and subsidiaries included in the annual report of the registrant to its shareholders for the year ended December 31, 1995, are incorpo-rated by reference in Item 8:

     Consolidated balance sheets - December 31, 1995, and
     December 31, 1994

     Consolidated statements of earnings - Years ended
     December 31, 1995, December 31, 1994, and December 31,
     1993

     Consolidated statements of shareholders' equity - Years ended December 31, 1995, December 31, 1994, and Decem-ber 31, 1993

     Consolidated statements of cash flows - Years ended
     December 31, 1995, December 31, 1994, and December 31,
     1993

     Notes to consolidated financial statements

The following consolidated financial statement schedules of CTS
Corporation and subsidiaries, are included in item 14(d):

                                                           Page

     Schedule II - Valuation and qualifying accounts        S-3

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are inapplicable, not required or the information is included in the consolidated financial state-ments or notes thereto.

                    REPORT OF INDEPENDENT ACCOUNTANTS

                    ON FINANCIAL STATEMENT SCHEDULE



To the Board of Directors
of CTS Corporation


Our audits of the consolidated financial statements referred to in our report dated February 1, 1996, appearing on page 24 of the CTS Corporation 1995 Annual Report (which report and consolidated financial statements are incorporated by reference in the Annual Report on Form 10-K) also included an audit of the Financial Statement Schedule listed in item 14(a) of this Form
10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



PRICE WATERHOUSE LLP



South Bend, Indiana
February 1, 1996


                                            CTS CORPORATION
                            SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                       (In thousands of dollars)

                                                  Additions
                               Balance at   Charged to   Charged to
                              Beginning of   Costs and      Other                     Balance at
     Classification              Period       Expenses     Accounts     Deductions   End of Period

Year ended December 31, 1995:


  Allowance for
   doubtful receivables           $869          $  1       $ 0           $ 96              $774


Year ended December 31, 1994:

  Allowance for
   doubtful receivables           $709          $277       $ 0           $117              $869

Year ended December 31, 1993:

  Allowance for
   doubtful receivables           $303          $521       $85           $200              $709



                                                 S-3

                                EXHIBIT 21


                     CTS CORPORATION AND SUBSIDIARIES


CTS Corporation (Registrant), an Indiana corporation

Subsidiaries

CTS Corporation, a Delaware corporation

     CTS of Panama, Inc., a Republic of Panama corporation

          CTS Components Taiwan, Ltd.,(1) a Taiwan, Republic of China corporation

               CTS Singapore, Pte. Ltd., a Republic of Singapore corporation

          CTS de Mexico S.A.,(1) a Republic of Mexico corporation

     CTS Export Corporation, a Virgin Islands corporation

     CTS Japan, Inc., a Japan corporation

CTS of Canada, Ltd., a Province of Ontario (Canada) corporation

     CTS Manufacturing (Thailand) Ltd.,(1) a Thailand corporation

CTS Electronics Hong Kong Ltd.,(1) a Hong Kong corpora-tion

CTS Corporation U.K. Ltd., a United Kingdom corporation

CTS Printex, Inc., a California corporation

CTS Micro Peripherals, Inc., a California corporation

     Micro Peripherals Singapore (Private) Limited, a Republic of
     Singapore corporation



Corporations whose names are indented are subsidiaries of the preceding non-indented corporations. Except as indicated, each of the above subsidiaries is 100% owned by its parent company.
Operations of all subsidiaries and divisions are consolidated in the financial statements filed.


   (1) Less than 1% of the outstanding shares of stock is owned of record by nominee shareholders pursuant to national laws regarding resident or nominee ownership.

                                                               EXHIBIT 23

                   CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-84230 and No. 33-27749) of CTS Corporation of our report dated February 1, 1996, appearing on page 24 of the CTS Corporation 1995 Annual Report which is incorporated in the Annual Report on Form
10-K. We also consent to the incorporation by reference of our report on the Financial Statement Schedule, which appears on page S-2 of this Form 10-K.





PRICE WATERHOUSE LLP



South Bend, Indiana
March 21, 1996

SHAREHOLDER INFORMATION
(In thousands of dollars except per share data)
                      Quarterly Results of Operations
                                (Unaudited)

                 Net       Gross    Operating         Net
               Sales    Earnings     Earnings    Earnings

1995
1st quarter$  75,978     $17,273     $  4,877    $  3,256
2nd quarter   76,413      19,148        7,023       4,642
3rd quarter   73,890      18,345        6,416       4,218
4th quarter   73,876      20,038        9,172       5,048

            $300,157     $74,804      $27,488     $17,164

1994
1st quarter$  64,357     $15,597     $  3,560    $  2,490
2nd quarter   70,618      17,152        5,525       3,889
3rd quarter   65,950      15,100        4,368       3,031
4th quarter   67,782      15,218        7,231 (a)   4,557 (a)

            $268,707     $63,067    $20,684     $13,967

                              Per Share Data

                                     Dividends         Net
             High(b)      Low(b)      Declared    Earnings

1995
1st quarter   $32.00       $27.38        $.15       $  .63
2nd quarter    33.50        29.25         .15          .89
3rd quarter    34.50        29.94         .15          .81
4th quarter    37.75        29.63         .15          .97

                                         $.60        $3.30

1994
1st quarter   $24.00       $19.50        $.10       $  .48
2nd quarter    26.13        21.88         .10          .75
3rd quarter    29.13        24.63         .10          .59
4th quarter    31.00        27.13         .15          .88

                                         $.45        $2.70

(a) Includes reversal of $975 of litigation and customer claims reserves which were favorably settled.
(b) The market price range of CTS Corporation common stock on the New York Stock Exchange for each of the quarters during the last two years.


CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                                      Year Ended
                                     December 31    December 31    December 31
                                            1995           1994           1993


Net sales                               $300,157       $268,707       $236,979
Costs and expenses:
     Cost of goods sold                  225,353        205,640        183,927
     Selling, general and
       administrative expenses            39,312         36,175         36,323
     Research and development expenses     8,004          6,208          5,708

     Operating earnings                   27,488         20,684         11,021

Other (expenses) income:
  Interest expense                        (1,790)          (714)          (980)
  Interest income                          1,421            657            580
  Other                                      565            860           (361)

     Total other income (expenses)           196            803           (761)

     Earnings before income taxes and
       cumulative effect of changes
       in accounting principles           27,684         21,487         10,260
Income taxes--Note G                      10,520          7,520          3,690

Earnings before cumulative effect of
  changes in accounting principles        17,164         13,967          6,570
Cumulative effect of accounting change -
  postretirement benefits--Notes A and F                                (5,096)
Cumulative effect of accounting change -
  income taxes--Notes A and G                                              482

     Net earnings                      $  17,164      $  13,967     $    1,956

     Net earnings per share:
       Before accounting changes           $3.30          $2.70          $1.27
       Cumulative effect on prior years of
         accounting changes                                               (.89)
       Net earnings per share              $3.30          $2.70         $  .38

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Shareholders' Equity
(In thousands of dollars)
                                                       Cumulative   Deferred
                                                Common Retained Translation  Compen-  Treasury
                                                 Stock Earnings Adjustment   sation      Stock   Total

  Balances at December 31, 1992                $34,245 $100,973 $  (863)     $(164)   $(14,819)  $119,372
Net earnings                                              1,956                                     1,956
Cash dividends of $.40 per share                         (2,061)                                   (2,061)
Nonemployee Directors' stock retirement plan                                     8                      8
Cumulative translation adjustment                                  (186)                             (186)
Issued 1,000 shares on restricted stock and
 cash bonus plan                                   (9)                         (19)         28
Stock compensation                                (14)                                      45         31
Deferred compensation recognized                                                83                     83

  Balances at December 31, 1993                 34,222  100,868  (1,049)       (92)    (14,746)   119,203
Net earnings                                             13,967                                    13,967
Cash dividends of $.45 per share                         (2,329)                                   (2,329)
Nonemployee Directors' stock retirement plan        (4)                          3          12         11
Cumulative translation adjustment                                   695                               695
Issued 15,500 shares on restricted stock and
 cash bonus plan                                    51                        (358)        307
Issued 8,650 shares on exercise of stock options   (72)                                    248        176
Stock compensation                                   1                                      12         13
Deferred compensation recognized                                               119                    119

  Balances at December 31, 1994                 34,198  112,506    (354)      (328)    (14,167)   131,855
Net earnings                                             17,164                                    17,164
Cash dividends of $.60 per share                         (3,124)                                   (3,124)
Nonemployee Directors' stock retirement plan                                    15                     15
Cumulative translation adjustment                                  (291)                             (291)
Issued 18,500 shares on restricted stock and
 cash bonus plan                                   76                         (632)        556
Issued 17,325 shares on exercise of stock
 options                                         (163)                                     522        359
Acquired 200 shares traded on options--net          7                                       (7)
Stock compensation                                  3                                       93         96
Deferred compensation recognized                   17                          162                    179

  Balances at December 31, 1995               $34,138 $126,546    $(645)     $(783)   $(13,003)  $146,253

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                      December 31 December 31
(In thousands of dollars)                               1995        1994

ASSETS
Current Assets
  Cash and equivalents                             $  37,271   $  24,922
  Accounts receivable, less
   allowances (1995--$774; 1994--$869)                41,737      35,029
  Inventories
    Finished goods                                     7,445       5,725
    Work-in-process                                   14,789      16,531
    Raw materials                                     16,651      19,200

     Total inventories                                38,885      41,456
  Other current assets                                 2,544       3,032
  Deferred income taxes--Note G                        5,676       6,228

     Total current assets                            126,113     110,667
Property, Plant and Equipment
  Buildings and land                                  42,547      41,945
  Machinery and equipment                            139,594     148,481

     Total property, plant and equipment             182,141     190,426
  Less accumulated depreciation                      131,445     139,649

     Net property, plant and equipment                50,696      50,777
Other Assets
  Goodwill, less accumulated
   amortization  (1995--$7,687; 1994--$7,010)          4,603       5,221
  Prepaid pension expense--Note F                     44,739      39,408
  Other                                                  976         753

     Total other assets                               50,318      45,382

Total Assets                                        $227,127    $206,826

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable--Note C                           $    6,685   $   7,436
  Current maturities of long-term
   obligations--Note D                                 2,211         304
  Accounts payable                                    15,605      12,768
  Accrued salaries,  wages and vacation                6,695       6,483
  Accrued taxes other than income                      1,740       1,577
  Income taxes payable                                 3,991       2,288
  Other accrued liabilities--Note I                   14,035      13,936

     Total current liabilities                        50,962      44,792
Long-term Obligations--Note D                         13,714      15,595
Deferred Income Taxes--Note G                         11,909       9,222
Postretirement Benefits--Note F                        4,289       5,362
Contingencies--Note I
Shareholders' Equity
  Common stock-authorized 8,000,000 shares
   without par value; issued 5,807,031 shares         33,355      33,870
  Retained earnings                                  126,546     112,506
  Cumulative translation adjustment                     (645)       (354)

                                                     159,256     146,022
     Less cost of common stock held in treasury
      (1995-- 589,702 shares; 1994--628,427 shares)   13,003      14,167

     Total shareholders' equity                      146,253     131,855

Total Liabilities and Shareholders' Equity          $227,127    $206,826

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                               Year Ended
                                               December 31    December 31    December 31
                                                      1995           1994           1993
Cash flows from operating activities:
  Net earnings                                     $17,164        $13,967        $ 1,956
  Adjustments to reconcile net earnings
   to net cash provided by operating activities:
     Cumulative effect of change in accounting for:
       Postretirement benefits                                                     5,096
       Income taxes                                                                 (482)
     Depreciation and amortization                  11,683         11,236         12,143
     Deferred income taxes                           3,239          2,519            767
     Other                                             (52)          (421)           458
     Changes in assets and liabilities (net of effects of
       purchase of  ODL)--Note B:
         Accounts receivable                        (6,708)        (4,402)        (2,747)
         Inventories                                 2,571         (3,297)         1,163
         Prepaid pension asset                      (5,331)        (6,563)        (5,986)
         Accounts payable and accrued liabilities    4,280            (38)         1,627
         Income taxes payable                        1,703            882          1,629
         Other                                      (1,688)        (1,328)         1,941

       Total adjustments                             9,697         (1,412)        15,609

         Net cash provided by operating activities  26,861         12,555         17,565

Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment  236            411            998
  Capital expenditures (excluding ODL)             (11,181)       (10,000)       (11,696)
  Payment for purchase of ODL                                      (5,501)

         Net cash used in investing activities     (10,945)       (15,090)       (10,698)

Cash flows from financing activities:
  Proceeds from issuance of long-term obligations                  15,000
  Payments of long-term obligations                   (286)        (4,479)        (6,179)
  (Decrease) increase in notes payable                (751)        (6,050)         6,898
  Proceeds from stock options exercised                359            176
  Dividends paid                                    (3,118)        (2,067)        (2,061)

         Net cash (used in) provided by
          financing activities                      (3,796)         2,580         (1,342)

Effect of exchange rate changes on cash                229          1,343           (446)

Net increase in cash                                12,349          1,388          5,079
Cash and equivalents at beginning of year           24,922         23,534         18,455

Cash and equivalents at end of year                $37,271        $24,922        $23,534

Supplemental cash flow information
  Cash paid during the year for:
    Interest                                       $ 1,791        $   658        $ 1,076
    Income taxes - net                               5,590          4,009          1,294

The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years, and machinery and equipment from 3 to 8 years.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimum required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as they are incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." The underlying differences consist primarily of depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Reclassifications: Certain reclassifications have been made for all years presented in the financial statements to conform to the classifications adopted in 1995.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United
Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net income. The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate with resulting translation adjustments made directly to the "Cumulative translation adjustment" component of shareholders' equity. Statements of earnings accounts are translated at the average rates during the period.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 1995, and 1994 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

The Company occasionally uses forward exchange currency contracts to minimize the impact of foreign currency fluctuations on the Company's costs and expenses. At December 31, 1995, the Company's forward foreign exchange currency contracts were not material. These contracts are accounted for as hedges and have minimal credit risk because the counterparties are well-established financial institutions.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, data processing, communications equipment and instruments and controls industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Accounting Changes: Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FASB Statement No. 109, "Accounting for Income Taxes." For postretirement benefits, the Company changed its practice from expensing these costs as incurred to accruing these costs during the employees' active working careers. For income taxes, the Company changed its practice from following FASB Statement No. 96, of the same title, which required a similar approach in computing deferred income taxes. The primary change was to recognize deferred tax benefits that were not recognized under FASB Statement No. 96.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement, which must be adopted in 1996, allows for either continued recognition of stock compensation cost under the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("Disclosure Method"), or recognition through the statements of earnings under a fair value based method. Selection of the Disclosure Method will require certain pro forma disclosures. The Company has not yet decided on the method of adoption, nor has the Company determined the effect of the fair value method.

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement, which must be adopted in 1996, requires companies to investigate potential impairments of long-lived assets, certain identifiable intangibles and associated goodwill on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. The Company does not believe that the adoption of this standard will have a material effect on its financial position or results of operations.

Earnings Per Share: Earnings per common share are based on the weighted average number of shares outstanding.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Purchase of Assets

During 1994, the Company acquired, in a cash transaction, inventory and fixed assets of the light emitting diode (LED)-based fiber optic data link (ODL ) product line of AT&T Microelectronics for $5.5 million. The cost of the acquisition, which also included order backlog on sales contracts, rights to intellectual property, design and manufacturing technology and trademark of the AT&T Lightwave LED-based ODL business, was allocated among the assets purchased based on estimated fair value, with fixed assets being reduced for the excess of fair value over cost.


NOTE C - Short-term Borrowings

Short-term borrowings consist of demand notes payable to various banks with an average interest rate of 6.6% at December 31, 1995, and 1994, and 4.4% at December 31, 1993. The notes were issued in connection with unsecured lines of credit arrangements, the unused portions of which totaled $8,591,000 at December 31, 1995. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, during 1995, 1994 and 1993 were $6,781,000, $11,776,000 and $12,051,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 6.5% in 1995, 5.5% in 1994 and 4.3% in 1993.

The maximum amount of short-term borrowings at the end of any month during 1995, 1994 and 1993 was $8,440,000, $12,977,000 and
$13,842,000, respectively. The short-term borrowings outstanding at December 31, 1993, were $12,822,000.


NOTE D - Long-term Obligations

Long-term obligations were comprised of the following:

                                                  (In thousands)
                                               1995         1994

Long-term debt:
  Five-year term loan at 8.4%, due in
    1996 through 1999.                      $15,000      $15,000
  Other                                         608          899

                                             15,608       15,899
  Less current maturities                     2,211          304

     Total long-term debt                    13,397       15,595
Other                                           317

 Total long-term obligations                $13,714      $15,595


The Company has a five-year $15,000,000 term loan with three banks, of which $2,000,000 expires in 1996, $2,000,000 expires in 1997, $2,000,000 expires in 1998 and $9,000,000 expires in 1999.

The Company has unsecured revolving credit agreements totaling $47,000,000 with four banks, of which $2,000,000 expires in 1996 and $45,000,000 expires in 1997. Interest rates on these borrowings fluctuate based upon market rates. The Company pays an average commitment fee of three-tenths percent per annum on the revolving credit agreements. The credit agreements and term loan require, among other things, that the Company maintain certain minimum working capital, tangible net worth and interest coverage requirements and maximum total liabilities to tangible net worth ratio.

Annual maturities of long-term obligations during the three years subsequent to 1996 are as follows: 1997--$2,520,000; 1998--
$2,194,000; 1999--$9,000,000.


NOTE E - Stock Plans

Under the Company's stock option plans, options may be granted to officers and key employees in the form of incentive stock options or nonqualified stock options.

Options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

Information regarding the Company's stock option plans is as follows:

                                       Number of     Price Per
                                        Shares         Share


Outstanding at January 1, 1994         44,650        $19.125 to $20.625

Granted                                57,000                    24.750
Exercised                              (8,650)        19.125 to  20.625
Expired or canceled                    (7,000)        19.125 to  24.750

Outstanding at December 31, 1994       86,000         19.125 to  24.750
Granted                                94,050         31.250 to  37.375
Exercised                             (17,325)        20.625 to  24.750
Expired or canceled                    (9,800)        19.125 to  31.250

Outstanding at December 31, 1995      152,925         19.125 to  37.375

Exercisable at December 31, 1995       19,225         19.125 to  24.750

Available for future grants at
  December 31, 1995                   113,450


Under the 1986 Stock Option Plan, options to purchase a total of 66,375 shares were outstanding as of December 31, 1995. At
December 31, 1995, 19,225 of these shares were exercisable.

In December 1995, the Board of Directors adopted, subject to shareholders' approval at the 1996 Annual Meeting, the 1996 Stock Option Plan, under which a maximum of 200,000 shares were reserved for issuance to certain officers and key employees. Subject to shareholders' approval, options to purchase a total of 86,550 shares were granted and considered outstanding as of December 31, 1995.

The Company has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees. Shares awarded or sold are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan, during 1995, 18,500 shares were awarded leaving 345,400 shares available for award or sale at December 31, 1995. Under the Plan, in 1994 and 1993, 15,500 and 1,000 shares were awarded, respectively. In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Shareholders' Equity, the Company accrued $306,000, $212,000 and $68,000 for additional compensation payable under the provisions of the Plan in 1995, 1994 and 1993, respectively.

The Company has a Stock Retirement Plan for Nonemployee
Directors. This retirement plan provides for a portion of the total compensation payable to Nonemployee Directors to be deferred and paid in Company stock. Under this plan, the amount of the actual dollar compensation was $15,100, $11,100 and $7,900 in 1995, 1994 and 1993, respectively.


NOTE F - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 44% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

Net pension income for the Plans in 1995, 1994 and 1993 includes the following components:

                                          (In thousands)
                                    1995         1994       1993

Service cost--benefits earned
  during the year                $ 2,216      $ 2,374    $ 2,143
Interest cost on projected
  benefit obligation               5,330        4,769      4,632
Actual (return) loss on plan
  assets                         (23,252)       2,565    (13,622)
Net amortization and deferral     10,375      (16,271)       861

Net pension income               $(5,331)     $(6,563)   $(5,986)


The following table details the funded status of the Plans at December 31, 1995, and December 31, 1994:

                                                  (In thousands)
                                                 1995       1994

Actuarial present value of benefit obligations:
   Vested benefits                           $ 66,736   $ 58,224
   Nonvested benefits                           2,960      2,461

   Accumulated benefit obligation            $ 69,696   $ 60,685

Plan assets at fair value                    $134,595   $115,319
Projected benefit obligation                   77,138     66,775

Plan assets in excess of the projected
 benefit obligation                            57,457     48,544
Unrecognized prior year service cost              154        212
Unrecognized net (gain) loss                   (1,935)     3,672
Unrecognized net asset                        (10,937)   (13,020)

Prepaid pension expense                       $44,739   $ 39,408


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                              1995    1994   1993

Discount rates (funded status)               7.25%   8.25%  7.25%
Rates of increase in compensation levels
 (salaried plan only)                        5%-7%   5%-7%  5%-7%
Expected long-term rate of return on assets     9%      9%    10%


Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. Effective with the December 31, 1995, measurement date, the discount rate was reduced 100 basis points to 7.25% to reflect current market conditions. This change had no impact on 1995 pension income, but will reduce 1996 pension income by $310,000. Effective with the December 31, 1994, measurement date, the discount rate, expected long-term rate of return on assets and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes, the December 31, 1994, projected benefit obligation decreased by $2.4 million. These changes had no effect on 1994 pension income, but reduced 1995 pension income by $1.2 million.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including approximately $7,518,000 in CTS common stock, U.S. government bonds and cash and equivalents. The balance is invested in corporate bonds, a private equity fund, non-U.S. bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions during 1995, 1994 or 1993. Benefits paid by all Plans during 1995, 1994 and 1993 were $4,085,000, $4,175,000 and
$4,289,000, respectively.

Pension coverage for employees of certain non-U.S. subsidiaries
is provided through separate plans.   Contributions of $237,000,
$172,000 and $174,000 were made to the non-U.S. Plans in 1995, 1994 and 1993, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,294,000 in 1995, $2,506,000 in 1994 and $2,532,000 in 1993.

Postretirement health and life insurance plans

In addition to providing pension benefits, the Company provides certain health care and life insurance programs for retired employees. Effective January 1, 1993, the Company implemented, on the immediate recognition basis, FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which resulted in a noncash charge of $5,096,000, net of an income tax benefit of $3,123,000, or $.99 per share. Substantially all of the Company's domestic employees are eligible for life insurance benefits. Substantially all of the Company's domestic employees hired before December 31, 1993, became eligible for health care benefits under the plan if they attained normal retirement age prior to discontinuance of those benefits effective January 1, 1996.

Summary information on the Company's plans as of December 31,
1995, and December 31, 1994, is as follows:
                                                  (In thousands)
                                                 1995       1994

Accumulated postretirement benefit obligation:
  Active employees                            $(1,282)   $(1,089)
  Retirees and dependents                      (2,912)    (3,589)
                                               (4,194)    (4,678)
Unrecognized net gain                            (345)    (1,910)
Postretirement benefit obligation             $(4,539)   $(6,588)

The components of net periodic postretirement benefit expense for
1995 and 1994 are as follows:
                                                  (In thousands)
                                                 1995       1994

Service cost--benefits earned during period    $   28       $ 43
Interest cost on accumulated benefit obligation   330        511
Net amortization and deferral                  (1,008)
Net (income) expense                           $ (650)      $554

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's medical, dental and life insurance plans, including the effects of capped Company contribution rates and discontinuance of Company payments toward retiree health and dental insurance effective January 1, 1996. The Company has no accrued postretirement medical obligation at December 31, 1995, due to the elimination of the Company's postretirement medical coverage effective January 1, 1996. The elimination of this coverage and improved favorable medical plan experience resulted in approximately a $1 million gain recognized throughout 1995. For measurement purposes, a 7.25 and 8.25 percent annual discount rate was used to determine the remaining life obligation for 1995 and 1994, respectively.

Effective with the December 31, 1994, measurement date, the discount rate and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes and favorable medical claims experience, the accumulated postretirement life obligation decreased by approximately $800,000 and the accumulated postretirement medical obligation decreased by approximately $700,000.

The Company funds medical and dental costs as incurred and funds life insurance benefits through term life insurance policies.
The Company plans to continue funding term life insurance premiums on a pay-as-you-go basis.


NOTE G - Income Taxes

Effective January 1, 1993, the Company adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." FASB Statement No. 109 replaced FASB Statement No. 96, of the same title, which the Company previously used to account for income taxes. The effect of adopting FASB Statement No. 109 is to recognize deferred tax benefits that were not recognized under FASB Statement No. 96. The cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1993 increased earnings by $482,000 or $.10 per share.

The components of earnings before income taxes and cumulative effect of changes in accounting principles are comprised of the following:
                                             (In thousands)
                                         1995     1994      1993

Domestic                              $17,563  $15,391    $8,965
Non-U.S.                               10,121    6,096     1,295

   Total                              $27,684  $21,487   $10,260


The provision for income taxes charged to earnings before
cumulative effect of changes in accounting principles is
comprised of the following:
                                             (In thousands)
                                         1995     1994      1993

Current:
  Federal                              $1,935   $1,998    $  908
  State                                   963      604       375
  Non-U.S.                              4,383    2,367     2,124

    Total current                       7,281    4,969     3,407

Deferred:
  Federal                               2,534    1,268       154
  State                                   578      400       429
  Non-U.S.                                127      883      (300)

    Total deferred                      3,239    2,551       283

    Total provision for income taxes  $10,520   $7,520    $3,690



Significant components of the Company's deferred tax liabilities and assets at December 31, 1995, and 1994, are:

                                                 (In thousands)
                                                1995        1994

Depreciation                                 $ 1,063     $   913
Pensions                                      15,767      13,396
Other                                          2,282       2,192

Gross deferred tax liabilities                19,112      16,501

Postemployment benefits                        1,611       2,240
Inventory reserves                             2,613       2,778
Loss carryforwards                             5,847       6,575
Credit carryforwards                           5,537       5,705
Nondeductible accruals                         3,200       3,013
Other                                            710         425

Gross deferred tax assets                     19,518      20,736

Net deferred tax assets                          406       4,235
Deferred tax assets valuation allowance       (6,639)     (7,229)

   Total                                     $(6,233)    $(2,994)


During 1995, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions, and decreased by the utilization of net operating losses and scheduled tax credits in other jurisdictions. The net decrease in the valuation allowance was $590,000.

A reconciliation of the Company's effective income tax to the statutory federal income tax follows:
                                            (In thousands)
                                          1995     1994     1993

Taxes at the U.S. statutory rate        $9,689  $ 7,306   $3,488
State income taxes, net of federal
 income tax benefit                      1,002      663      531
Non-U.S. income taxed at rates
 different than the U.S. statutory rate  1,159    1,639    1,494
Utilization of net operating loss
 carryforwards and benefit of scheduled
 tax credits                            (2,024)  (2,544)  (1,842)
Foreign distributions, net of foreign
  tax credits                              372
Other                                      322      456       19

    Provision for income taxes         $10,520  $ 7,520   $3,690


Undistributed earnings of certain non-U.S. subsidiaries amounting to $46,965,000 at December 31, 1995, are intended to be permanently invested and accordingly, no provision has been made for non-U.S. withholding taxes on these earnings. In the event all undistributed earnings were remitted, approximately
$4,629,000 of withholding tax would be imposed.

The Company has U.S. tax basis business tax credits of approximately $2,559,000 at December 31, 1995. The U.S. business credit carryforwards expire between the years 2001 and 2009. In addition, the Company has various non-U.S. tax basis net operating losses and business credit carryforwards of $21,218,000 and $74,000, respectively. The non-U.S. credit carryforwards expire in 1997. The non-U.S. net operating losses have an unlimited carryforward period. In addition, the Company has alternative minimum tax credit carryforwards of approximately $2,904,000, which have no expiration date.


NOTE H - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of resistor networks, variable resistors, frequency control devices, interconnect products, hybrid microcircuits, automotive control devices, switches, loudspeakers, fiber-optic transceivers, insulated metal circuits and industrial electronics.

Sales to a major automotive manufacturer were $54,900,000 in 1995, $49,400,000 in 1994 and $40,100,000 in 1993. Although
sales to a major data processing equipment manufacturer were $9,900,000 in 1995 and $4,400,000 in 1994, sales to the same customer were significantly higher in 1993 at $24,000,000.

The non-U.S. operations or facilities are located in Taiwan, Singapore, Hong Kong, Thailand, United Kingdom, Canada, Mexico
and Japan.   Net sales to unaffiliated customers from other non-
U.S. operations in the aggregate equaled 19%, 18% and 16% of the consolidated total for each of the years 1995, 1994 and 1993, respectively. Net sales to unaffiliated customers from the United Kingdom operation equaled 17%, 16% and 12% of the consolidated total for 1995, 1994 and 1993, respectively.

Net assets of subsidiaries located in non-U.S. countries as of December 31, 1995, and December 31, 1994, are summarized as follows:
                                                  (In thousands)
                                                   1995     1994

Net current assets                              $27,275  $23,751
Property, plant and equipment--net               22,423   23,342
Goodwill and other long-term assets               1,625    2,331
Long-term obligations                              (714)    (586)
Deferred income taxes                            (1,526)  (1,485)
    Total net assets of non-U.S. subsidiaries   $49,083  $47,353

Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating earnings is total revenue less operating expenses. In computing operating earnings, none of the following items have been added or deducted: general corporate expenses, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally property and equipment and other noncurrent assets.

Summarized financial information concerning the geographic areas of operation for 1995, 1994 and 1993 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.


Geographic Area                                  (In thousands)
                                           1995       1994       1993
Net Sales
  Domestic:
    Sales to unaffiliated customers    $194,016   $178,032   $170,566
    Transfers to non-U.S. areas           5,439      4,179      4,484

                                        199,455    182,211    175,050
  Other non-U.S.:
    Sales to unaffiliated customers      56,570     47,896     37,868
    Transfers to other areas              6,092      7,692     11,172

                                         62,662     55,588     49,040
  United Kingdom:
    Sales to unaffiliated customers      49,571     42,779     28,545
    Transfers to other areas                732        514        156

                                         50,303     43,293     28,701
  Eliminations                          (12,263)   (12,385)   (15,812)

          Total net sales              $300,157   $268,707   $236,979

Operating Earnings
  Domestic                              $22,204   $ 18,109   $ 12,060
  Other non-U.S.                          6,345      3,708      4,476
  United Kingdom                          6,483      4,569        910

                                         35,032     26,386     17,446
  Eliminations                              140          1        (19)

                                         35,172     26,387     17,427
  General corporate expenses              7,684      5,703      6,406

  Operating earnings                     27,488     20,684     11,021
  Other income (expenses)--net              196        803       (761)

    Earnings before income taxes and
      cumulative effect of changes in
      accounting principles             $27,684   $ 21,487   $ 10,260

Assets Apportioned by Area
  Domestic                              $87,862   $ 86,605   $ 73,256
  Other non-U.S.                         49,848     43,272     54,452
  United Kingdom                         24,718     23,419     18,398

                                        162,428    153,296    146,106
  Eliminations                           (3,783)    (3,305)    (5,047)

                                        158,645    149,991    141,059
  Corporate assets                       68,482     56,835     44,005

          Total assets                 $227,127   $206,826   $185,064


Geographic Area
                                                (In thousands)
                                           1995       1994       1993

Capital Expenditures
  Domestic                              $ 7,505   $  9,738     $7,318
  Other non-U.S.                          2,468      2,367      3,300
  United Kingdom                          1,208      1,296      1,078

          Total                         $11,181    $13,401    $11,696


NOTE I - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party
(PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. Accrued environmental costs as of December 31, 1995, totaled $4.5 million, compared with $3.8 million at December 31, 1994. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.


NOTE J - Related Party Transactions

Dynamics Corporation of America (DCA) owned 2,303,100 shares (44.1%) of the Company's outstanding common stock at December 31, 1995. In 1987, CTS shareholders voted not to grant DCA voting rights on 1,020,000 of these shares. In addition to stock ownership, as of December 31, 1995, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.


                     REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP

To the Shareholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1995, and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
Also effective January 1, 1993, the Company changed its method of accounting for postretirement healthcare and life insurance benefits by adopting, on an immediate recognition basis, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."




South Bend, Indiana
February 1, 1996



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                   AND RESULTS OF OPERATIONS (1993 - 1995)


Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.


                                            (In thousands)
                                 December 31 December 31 December 31
                                        1995        1994        1993

Net cash provided by (used in):
    Operating activities            $ 26,861    $ 12,555    $ 17,565
    Investing activities             (10,945)    (15,090)    (10,698)
    Financing activities              (3,796)      2,580      (1,342)

Cash and equivalents                $ 37,271    $ 24,922    $ 23,534
Accounts receivable, net              41,737      35,029      30,627
Inventories, net                      38,885      41,456      36,059
Current assets                       126,113     110,667      97,266
Notes payable                          6,685       7,436      12,822
Accounts payable                      15,605      12,768      11,611
Accrued liabilities                   26,461      24,284      25,114
Current liabilities                   50,962      44,792      49,888
Working capital                       75,151      65,875      47,378
Current ratio                           2.47        2.47        1.95
Interest-bearing debt               $ 22,267    $ 23,318    $ 17,992
Net tangible worth                   141,650     126,634     113,402
Ratio of interest-bearing debt
  to net tangible worth                  .16         .18         .16


The 1995 cash flow from operating activities of $26.9 million improved substantially, by $14.3 million from 1994, primarily as a result of higher net earnings and reduction in inventories, partially offset by an increase in accounts receivable.

Spending of cash for investing activities in 1995 was $10.9 million and almost comparable to 1994 after the impact of the 1994 expenditures for the ODL product line of $3.4 million. In terms of financing activities, the impact of the notes payable reduction during 1995 was $5.3 million from the increased cash flow.

During 1994, cash flow of $12.6 million was positive from operating activities, primarily as a result of the significant improvement in operating earnings when compared to 1993. However, offsetting the favorable impact of the higher earnings was the higher working capital requirements to support the increased sales levels, which reduced operating cash flow by $5.0 million from 1993.

Investing requirements increased during 1994 by $4.4 million, primarily due to the $13.4 million of capital expenditures, including $3.4 million for the acquisition of ODL fixed assets. Additionally, financing activities increased during 1994 and were generated by the higher sales levels and the acquisition of the ODL product line for which $2.1 million of additional expenditures were made for inventory.

During 1993, positive cash flow of $17.6 million was generated from operating activities, primarily due to the increase in sales and earnings, before noncash charges for accounting changes.

A significant noncash component of operating earnings during the 1993 to 1995 period was pension income of $5.3 million, $6.6 million and $6.0 million in 1995, 1994 and 1993, respectively. The 1995 income amount dropped from prior years primarily as a result of lower actuarial estimated earnings on the Plan assets. As a result of the Company's overfunded pension position, no cash contributions are anticipated to be required in the immediate future to meet the Company's pension benefit obligations.

The major investment activity during the last three years was capital expenditures, which totaled $11.2 million in 1995, $13.4 million in 1994 and $11.7 million in 1993. The major capital expenditures in 1995 were for new products and product line enhancements. Also during 1995, and similar to 1994, capacity increases were required in our automotive and European interconnect product lines. The Company expects to increase its capital expenditures in 1996 over 1995 levels. These capital expenditures will be primarily for new products and cost reduction programs, as well as selected manufacturing equipment capacity expansion.

The most recent major financing activity occurred during 1994, when the Company negotiated a five-year, $15.0 million long-term loan which expires in 1999. This loan was primarily for the asset purchase and working capital needs related to the ODL product line acquisition. The net cash used for financing activities in 1993 primarily reflects loan renegotiations which reduced certain non-U.S. long-term debt and increased short-term borrowings, and additional short-term borrowings at certain non-U.S. locations.

Dividends paid were $3.1 million in 1995, and $2.1 million in 1994 and 1993. In response to the 1992 decrease in cash provided by operations, the Company reduced its annual quarterly dividend from $.1875 to $.10 per share effective with its February 1993 payment. However, in December 1994, the Board of Directors, principally as a result of the Company's improving performance and cash position, increased the quarterly dividend to $.15 per share, effective with the February 1995 payment.

At the end of each of the last three years, cash of various non-
U.S. subsidiaries was invested in U.S.-denominated cash equivalents. Such cash is generally available to the parent
Company and the Company's intention is not to repatriate non-U.S.
earnings. If all non-U.S. earnings were repatriated, approximately $4.6 million of withholding taxes would accrue.

At the end of 1995, CTS had $47.0 million of borrowing capacity available under two long-term revolving credit agreements. The U.S. revolving agreement of $45.0 million, which expires in April 1997, is the Company's primary credit vehicle and, together with cash from operations, should adequately fund the Company's anticipated cash needs.

Results of Operations

The following table highlights significant information with regard to the Company's twelve months results of operations during the past three fiscal years.
                                        (In thousands)
                             December 31  December 31  December 31
                                    1995         1994         1993

Net sales                       $300,157     $268,707     $236,979
Gross earnings                    74,804       63,067       53,052
Gross earnings as a percent
  of sales                          24.9%        23.5%        22.4%
Selling, general and
  administrative expenses       $ 39,312     $ 36,175     $ 36,323
Selling, general and
  administrative expenses
  as a percent of sales             13.1%        13.5%        15.3%
Research and development
  expenses                      $  8,004     $  6,208     $  5,708
Research and development
  expenses as a percent of
  sales                              2.7%         2.3%         2.4%
Operating earnings              $ 27,488     $ 20,684     $ 11,021
Operating earnings as a
  percent of sales                   9.1%         7.7%         4.7%
Interest expense, net           $    369     $     57     $    400
Earnings before income taxes and
  cumulative effect of changes
  in accounting principles        27,684       21,487       10,260
Income taxes                      10,520        7,520        3,690
Income tax rate                     38.0%        35.0%        36.0%


The 1995 net sales increased $31.5 million, or 11.7% over 1994, primarily due to broad increases in demand for electronic component products into our automotive, data processing and communications equipment markets. Within these overall increases, the ODL product line acquired late in 1994, contributed approximately $14 million in higher revenues in 1995.

From 1993 to 1994, total sales increased by 13.4%, primarily as a result of substantial increases in our automotive and European interconnect product lines.


During the three-year period 1993-1995, the percentage of overall
sales to the automotive market increased from 32% to 36%.   During
this same period, our sales into the defense and aerospace markets declined from 12% to 9%, as a percent of total sales. Sales into other markets have generally remained constant.

The Company's 15 largest customers represented 61% of net sales in 1995, and 62% in 1994 and 1993. One customer, a major manufacturer of automobiles, comprised 18% of net sales in 1995 and 1994, compared with 17% for 1993. Although at a lower level in 1995 and 1994, a major manufacturer of data processing equipment comprised 10% of total net sales in 1993.

Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

In 1995 and 1994, improvements were realized over the preceding year in gross earnings dollars and as a percent of sales, principally due to higher sales volume, production efficiencies and higher absorption of fixed manufacturing overhead expenses. Gross earnings were lower in 1993, due to the lower sales and lower absorption of manufacturing expenses.

During 1995 and 1994, selling, general and administrative expenses increased in dollars in 1995 over 1994, and in 1994 remained at the same level as 1993. The increase in 1995 was principally as a result of increases in salaries and related expenses. Selling, general and administrative expenses decreased as a percent of sales in 1995 and 1994 from the previous year, as the Company continued to control these expenses while increasing sales. Also during 1994, the Company successfully resolved approximately $1 million of outstanding legal and customer claims, the provision for most of which had been established in 1993.

Research and development expenses increased by $1.8 million or 29% in 1995 over 1994, with much of the additional effort devoted to the "hall effect" non-contacting sensor development for our automotive products, as well as other new product development programs in the automotive and the resistor network product areas.

The net of interest expense and interest income is reflective of the levels of debt during the 1993-1995 period. The lower amount in 1994 relates to the timing of the $15.0 million loan secured in late 1994.

During 1995, the primary reasons for the substantial operating earnings improvement include the higher overall sales and related productivity in our automotive, resistor network and interconnect products, and the reduction of losses on our frequency control products. These improvements substantially offset losses from our defense and aerospace products, caused primarily by the declining market conditions. In 1994, compared to 1993, the improved operating earnings were a result of the higher automotive and interconnect product sales, and improved performance with our resistor networks and electromechanical products, which more than offset losses from our frequency controls and hybrid microelectronic products.

The higher 1995 effective tax rate of 38%, compared to 35% in 1994, was due to foreign distributions, a lower benefit from the utilization of U.S. net operating loss carryforwards and scheduled tax credits. The Company has net operating loss carryforwards of approximately $21 million in Singapore, Thailand and Hong Kong, and has established a 100% valuation reserve based upon previous pretax losses and a current planned breakeven position. The slightly lower 1994 effective tax rate compared to 1993 was a result of improved earnings, generating an increase in net operating loss carryforward utilization.

The effects of the 1993 accounting pronouncements FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB Statement No. 109, "Accounting for Income Taxes," have been discussed in financial statement footnotes, Note F and Note G, respectively. With respect to the recently issued FASB Statements No. 121 and 123, and as described in the Notes to Consolidated Financial Statements, the Company anticipates no substantial impact on financial position or results of operations upon adoption in 1996.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note I - Contingencies.


                                                            Five-Year Summary
                              (In thousands of dollars except per share data)

                                      % of             % of             % of             % of             % of
                               1995  Sales      1994  Sales      1993  Sales      1992  Sales      1991  Sales
Summary of Operations
Net sales                  $300,157  100.0  $268,707  100.0  $236,979  100.0  $227,391  100.0  $229,536  100.0
   Cost of goods sold       225,353   75.1   205,640   76.5   183,927   77.6   180,198   79.2   183,462   79.9
   Selling, general and
    administrative expenses  39,312   13.1    36,175   13.5    36,323   15.3    37,855   16.6    35,980   15.7
   Research and development
    expenses                  8,004    2.7     6,208    2.3     5,708    2.4     6,092    2.7     5,656    2.5
   (Gain) on sale of property
    and other related provisions                                                  (852)  (0.3)   (1,857)  (0.8)
     Operating earnings      27,488    9.1    20,684    7.7    11,021    4.7     4,098    1.8     6,295    2.7
Other income (expenses)--net    196    0.1       803    0.3      (761)  (0.4)     (277)  (0.1)      (51)   0.0
     Earnings before income
      taxes and cumulative effect
      of changes in accounting
      principles             27,684    9.2    21,487    8.0    10,260    4.3     3,821    1.7     6,244    2.7
Income taxes                 10,520    3.5     7,520    2.8     3,690    1.6     1,920    0.9     2,030    0.9
     Net earnings--before
      accounting changes     17,164    5.7    13,967    5.2     6,570    2.7     1,901    0.8     4,214    1.8
Cumulative effect on prior
  years of accounting changes (a)                              (4,614)  (1.9)
     Net earnings            17,164    5.7    13,967    5.2     1,956    0.8     1,901    0.8     4,214    1.8
Retained earnings--beginning
 of year                    112,506          100,868          100,973          102,482          102,110
Dividends declared           (3,124)          (2,329)          (2,061)          (3,410)          (3,842)
Retained earnings--end of
 year                      $126,546         $112,506         $100,868         $100,973         $102,482
Average shares
 outstanding              5,200,818        5,170,406        5,152,556        5,141,936        5,122,433
Net earnings per share:
   Before accounting changes  $3.30            $2.70            $1.27            $0.37            $0.82
   Cumulative effect on prior
    years of accounting changes (a)                             (0.89)
     Net earnings             $3.30            $2.70            $0.38            $0.37            $0.82
Cash dividends per share      $0.60            $0.45            $0.40          $0.6625            $0.75
Capital expenditures         11,181           13,401           11,696            8,831           15,967
Depreciation and amortiza-
 tion                        11,683           11,236           12,143           11,665           13,102
Financial Position at Year-End
Current assets             $126,113         $110,667          $97,266          $87,376          $91,493
Current liabilities          50,962           44,792           49,888           37,262           39,569
Current ratio              2.5 to 1         2.5 to 1         1.9 to 1         2.3 to 1         2.3 to 1
Working capital             $75,151          $65,875          $47,378          $50,114          $51,924
Inventories                  38,885           41,456           36,059           37,222           40,855
Property, plant and
 equipment--net              50,696           50,777           47,842           48,529           53,828
Total assets                227,127          206,826          185,064          170,773          176,361
Short-term notes payable      6,685            7,436           12,822            5,827            8,160
Long-term obligations        13,714           15,595            4,995           10,826           11,297
Shareholders' equity        146,253          131,855          119,203          119,372          122,485
Common shares outstanding 5,217,329        5,178,604        5,153,424        5,150,824        5,123,824
Equity (book value) per
 share                       $28.03           $25.46           $23.13           $23.18           $23.91
Other Data
Stock price range (dollars
 per share to the nearest
 1/8)                 $37.75-$27.38    $31.00-$19.50    $22.38-$17.00    $24.50-$17.13    $24.00-$16.38
Average number of employees   4,007            4,056            3,975            4,335            4,847
Number of shareholders at
 year-end                     1,062            1,136            1,198            1,278            1,343


(a)  The Company adopted FASB 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
       and FASB 109, "Accounting for Income Taxes," as of January 1, 1993.